

March 20, 2025

Daniel de Boer
Chief Executive Officer
ProQR Therapeutics N.V.
Zernikedreef 9
2333 CK Leiden
The Netherlands

> **Re: ProQR Therapeutics N.V.**
> **Registration Statement on Form F-3**
> **Filed March 13, 2025**
> **File No. 333-285767**

Dear Daniel de Boer:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Dickerson at 202-551-8013 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Adam V. Johnson, Esq.